Exhibit 99.1

Bioceres Crop Solutions

Fiscal **Fourth Quarter & Full Year 2025**

Financial and Operating Results
September 2025

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal Fourth Quarter and Full-Year 2025

Financial and Operational Results

Total revenues were $74.7 million in 4Q25 and $335.3 million in FY25

FY25 results reflect challenging year amid ag sector headwinds and macro pressures in Argentina

ROSARIO, Argentina – September 8, 2025 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal fourth quarter ended June 30, 2025. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Financial & Business Highlights

●	Total revenues were $74.7 million in 4Q25 and $335.3 million in FY25, down 40% and 28% YoY respectively, reflecting weaker demand in Argentina and lower HB4-related sales.

●	Gross profit was $25.2 million in 4Q25 and $131.7 million in FY25, down 47% and 29% YoY. While quarterly results showed some volatility, full-year gross margin remained stable at 39%, supported by higher-value proprietary products.

●	Operating loss was $14.9 million for the quarter, net loss was $48.0 million and Adjusted EBITDA[1] was negative $4.5 million. For FY25, operating loss was $3.7 million, net loss was $55.2 million and Adjusted EBITDA[1] was $28.3 million.

●	Net cash flow generated by operating activities reached $29.9 million in 4Q25, and $53.0 million in FY25, a 27% YoY increase from FY24, despite the decline in profitability, as the Company continued to prioritize efficiencies in working capital management and cash generation.

Management Review

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “We are reporting a disappointing final quarter to an extremely challenging fiscal year. Our results this quarter were significantly impacted by the shift in our seed business strategy, which alone accounted for close to half of the gross margin decline. While this impact was anticipated and carries positive implications for our business going forward, the persistent slowdown in Argentina and a higher-than-normal level of impairments also weighed on performance. We believe many of these effects are transitory and expect conditions to normalize in the coming months.

1 Please refer to the “Use of non IFRS financial information” section at this end of this document on our use of Adjusted EBITDA and its reconciliation to the most comparable IFRS financial measure.

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Bioceres Crop Solutions

In response, we have accelerated adjustments to our cost structure, targeting operating expense savings of around 10-12%. We have also reduced our rate of incremental CAPEX and R&D investment by 50%, lowering it from nearly 6% of sales to between 2.5% and 3% for fiscal years 2026 and 2027. Importantly, we do not expect this slower pace of investment to affect near-term growth, as we already have the key registrations and manufacturing capacity in place to deliver on our three-year plan. At the same time, we will continue to adjust our working capital levels to better reflect our current business model and product mix, aiming to maintain them at approximately four to five months of sales.

Finally, we have taken steps to comply with our financial obligations and strengthen governance. We amended our note purchase agreements and outstanding notes, extending the convertible note maturities under new terms, and made related changes to our Board composition. As previously announced, we are also making changes to our leadership team to best support our financial and commercial priorities moving forward. With Enrique Lopez Lecube’s departure, we are searching for a new CFO, as well as re-engineering the CCO role.”

Key Financial Metrics

Table 1: 4Q25 & FY25 Key Financial Metrics

(In millions of U.S. dollars)	4Q24	4Q25	%CHANGE		FY24	FY25	%CHANGE
Revenue by Segment
Crop Protection	53.2	41.7	(22%)		227.2	181.9	(20%)
Seed and Integrated Products	33.3	8.4	(75%)		96.4	63.9	(34%)
Crop Nutrition	37.5	24.7	(34%)		141.2	89.5	(37%)
Total Revenue	124.0	74.7	(40%)		464.8	335.3	(28%)
Gross Profit	47.4	25.2	(47%)		186.6	131.7	(29%)
Gross Margin	38.3%	33.8%	(450	bps)	40.1%	39.3%	(86	bps)

	4Q24	4Q25	%CHANGE		FY24	FY25
GAAP Net income or loss	(1.0)	(48.0)	(4477%)		7.3	(55.2)	(857%)
Adjusted EBITDA[1]	19.9	(4.5)	(123%)		81.4	28.3	(65%)

4Q25 & FY25 Summary: Quarterly revenues were $74.7 million, a 40% year-over-year decline, reflecting weaker demand in Argentina across Crop Protection and Crop Nutrition, and a lower contribution from HB4-related sales. Despite the contraction in Argentina, international markets remained resilient, supported by bio-protection products and adjuvant sales. Gross profit was $25.2 million, down 47%, reflecting the same revenue dynamics. A less favorable product mix and temporary margin pressure in certain categories resulted in a gross margin contraction from 38% to 34%. Operating profit was negative $14.9 million, net loss was $48.0 million and Adjusted EBITDA1 was negative $4.5 million.

For the full fiscal year, revenues totaled $335.3 million, down 28% from FY24. After a strong multi-year growth trajectory, FY25 was impacted by severe challenges in Argentina, one of the Company’s key markets, driven by: (i) extraordinary prior-year sales linked to peso devaluation, which led channels to accumulate inventories beyond short-term needs, (ii) weaker on-farm economics, and (iii) tightening financing across the agricultural sector. Revenues were also pressured in the Seeds segment, due to the transition of the HB4 business model. Gross profit for the year was $131.7 million, a 29% decline, reflecting lower sales across segments. Despite this contraction, gross margin remained broadly stable at 39%, supported by higher-value proprietary products where the company retained market share and achieved modest gains in other markets. Operating loss was $3.7 million, net loss was $55.2 million, and Adjusted EBITDA1 was $28.3 million, mainly reflecting the sharp drop in gross profit.

The Company continued to prioritize working capital efficiencies and adapt its cost structure to current market conditions. Net cash flow from operating activities reached $29.9 million in 4Q25, up 28% year-over-year, and $53.0 million for the full year, up 27%. These results were achieved despite a significant year-over-year decline in profitability, underscoring the Company’s focus on cash discipline.

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Bioceres Crop Solutions

Fourth Quarter Full-Year 2025 Financial Results

Revenues

Table 2: 4Q25 & FY25 Revenues by Segment

(In millions of U.S. dollars)	4Q24	4Q25	%CHANGE	FY24	FY25	%CHANGE
Revenue by Segment
Crop Protection	53.2	41.7	(22%)	227.2	181.9	(20%)
Seed and Integrated Products	33.3	8.4	(75%)	96.4	63.9	(34%)
Crop Nutrition	37.5	24.7	(34%)	141.2	89.5	(37%)
Total Revenue	124.0	74.7	(40%)	464.8	335.3	(28%)

Revenues were $74.7 million in 4Q25, a 40% year-over-year decline, due to a lower contribution from HB4-related sales and weaker demand in both Crop Protection and Crop Nutrition in Argentina.

In Crop Protection, quarterly revenues declined 22% to $41.7 million, reflecting the absence of typical pre-season sales in Argentina as customers shifted to just-in-time purchasing. Performance outside Argentina remained resilient, supported by continued momentum in bio-protection products in the U.S. and LatAm, and strong adjuvant sales in Brazil. Crop Nutrition revenues were $24.7 million, down 34%, driven by softer demand and pricing pressure in Argentina’s micro-beaded fertilizers, as well as lower inoculant revenues in other markets due the calendar-based timing of the Syngenta agreement. Revenues from Seed & Integrated Products were $8.4 million, a 75% decline year over year, reflecting the unwinding of the HB4 program.

For the full year FY25, revenues totaled $335.3 million, down 28% from FY24. The Company faced severe challenges in FY25 in Argentina, one of its key markets, driven by a mix of: (i) extraordinary prior-year sales linked to local currency devaluation, which led channels to accumulate inventories beyond short-term needs, (ii) weaker on-farm economics, and (iii) tightening financing across the agricultural sector.

In Crop Protection, revenues fell 20% to $181.9 million. While Argentine sales weighed on the annual results, growth of core products such as adjuvants and bioprotection in other regions demonstrate the underlying strength of the portfolio, positioning this segment to rebound as Argentine demand recovers.

In Crop Nutrition, annual revenues were $89.5 million, down 37% from FY24. Results reflected a sharp contraction in micro-beaded fertilizer sales due to lower corn acreage in Argentina early in the year, compounded by weak farm economics and elevated channel inventories that restricted purchasing behavior throughout the season. The expected reduction of $15.7 million related to the Syngenta downpayment further weighed on comparisons.

In Seed & Integrated Products, revenues were $63.9 million, down 34% versus FY24. The slowdown in both the quarter and the full year reflects the transition of the HB4 business model toward strategic partnerships. While this shift temporarily reduces upfront revenue recognition, it supports a more capital-efficient and scalable approach expected to drive future growth.

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Bioceres Crop Solutions

Gross Profit & Margin

Table 3: 4Q25 & FY25 Gross Profit by Segment

(In millions of U.S. dollars)	4Q24	4Q25	%CHANGE	FY24	FY25	%CHANGE
Gross Profit by Segment
Crop Protection	17.8	15.6	(12%)	81.6	70.0	(14%)
Seed and Integrated Products	9.9	0.6	(94%)	30.5	19.1	(37%)
Crop Nutrition	19.7	9.2	(54%)	74.5	42.7	(43%)
Total Gross Profit	47.4	25.2	(47%)	186.6	131.7	(29%)
% Gross Margin	38.3%	33.8%	450 bps	40.1%	39.3%	86 bps

Gross profit totaled $25.2 million in 4Q25, compared to $47.4 million in the same quarter last year. The decline reflected the same dynamics observed in revenues, together with a less favorable product mix and temporary margin pressure in certain categories, resulting in an overall gross margin contraction from 38% to 34% for the quarter.

In Crop Protection, gross profit was $15.6 million in 4Q25 compared to $17.8 million in the prior year. The decline was in line with lower sales, though less pronounced, leading to an improved gross margin for the segment. This was supported by a more favorable mix, with higher contributions from bioprotection products, which performed well during the quarter and carry stronger margins, as well as improved margins in adjuvants.

In Crop Nutrition, gross profit decreased to $9.2 million from $19.7 million a year earlier. The decline reflected lower volumes in the segment and was further pressured by margin erosion from pricing headwinds, particularly in micro-beaded fertilizers. Biostimulant margins also softened as the business expanded in markets with different pricing structures but meaningful growth potential.

In Seed & Integrated Products, gross profit was $0.6 million compared to $9.9 million in the prior year. The decrease reflects the planned wind-down of the seed business as the company transition to the new strategy, focusing on partnerships and trait development, while selling through existing grain and seed inventories.

For the full fiscal year, gross profit was $131.7 million compared to $186.6 million in FY24. The decrease reflects lower sales across all segments, including a $15.7 million year-over-year reduction from the Syngenta agreement that carried a 100% gross margin in FY24. Even in this challenging context, gross profit performance broadly tracked sales, and the full-year gross margin held stable compared to the prior year. This reflects the relative resilience of the higher-margin proprietary products, where the company retained market share and, in some international markets, achieved modest gains.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses were $34.1 million, compared to $31.5 million in the same quarter last year. The figure reflects a $5 million increase in impairment of receivables, mainly associated with non-recurring events in Bolivia and the HB4 business, and $2.6 million in transactional expenses associated with one-time workforce streamlining costs, which offset savings from cost-control initiatives and lower variable costs due to reduced sales activity.

D&A, share-based incentives and transactional expenses jointly amounted to $6.2 million, compared to $4.7 million last year, due to higher transactional expenses.

For the full fiscal year SG&A expenses were $123.6 million, compared to $123.7 million in FY24. As with the quarterly numbers, the annual figure includes a $6.4 million increase in impairments, and $3.6 million in one-time transactional costs, both of which, together with a progressive increase in dollar costs in Argentina, mask the savings achieved from cost realignment initiatives.

D&A, share-based incentives and transactional expenses for the year jointly amounted to $18.4 million, declining from $22.8 million last year, as a result of lower share-based incentives.

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Bioceres Crop Solutions

Research and Development: Total R&D expenses were $3.7 million in 4Q25, down from $5.4 million in 4Q24. For the full fiscal year, R&D expenses totaled $16.0 million, compared to $17.2 million in FY24. The reduction reflects a refocusing of resources to prioritize initiatives that balance the company’s long-term growth prospects with nearer-term profitability opportunities.

D&A, share-based incentives and transactional expenses jointly amounted to $2.6 million in 4Q25 and $7.6 million in FY25.

GAAP Net Income & Adjusted EBITDA

Net loss totaled $48.0 million in 4Q25, compared to $1.0 million in the same quarter last year. The year-over-year decline was primarily due to lower gross profit, and the resulting operating loss, with additional pressure from higher financial costs and increased tax expenses accruals.

For the full fiscal year, net loss stood at $55.2 million, compared to a net profit of $7.3 million in FY24. The swing was mainly driven by weaker operating performance. Higher financial expenses also contributed to the year-over-year decline, partially offset by lower tax expenses.

Adjusted EBITDA1 was negative $4.5 million in 4Q25, compared to $19.9 million in the same quarter last year. The $24.4 million year-over-year decrease was almost entirely explained by the $22.7 million reduction in gross profit, while savings in operating expenses and contribution from JVs were offset by non-recurring operating expenses and other expenses.

For FY25, Adjusted EBITDA1 was $28.3 million, down from $81.4 million in FY24, reflecting the sharp drop in gross profit. Non-recurring expenses during the year outweighed OPEX efficiencies achieved through cost-control initiatives, leading to slightly higher operating expenses year-over-year when excluding D&A, share-based incentives and transactional expenses. Additionally, joint venture results weighed on performance, with Synertech — the JV exclusively dedicated to manufacturing micro-beaded fertilizers — impacted by weaker product demand in recent quarters. These pressures were offset by higher Other Income, which reflects the beneficial exchange of non-core soybean traits and intellectual property assets executed as part of the seeds business reorganization disclosed in 3Q25.

Financial Income and Loss

Table 4: 4Q25 & FY25 Net Financial Result

(In millions of U.S. dollars)	4Q24	4Q25	%CHANGE	FY24	FY25	%CHANGE
Interest expenses	(5.0)	(6.9)	(39%)	(14.4)	(22.3)	(54%)
Financial comissions	(0.9)	(1.0)	(7%)	(2.7)	(3.8)	(37%)
Changes in fair value, FX and other financial results	(9.7)	(18.3)	(89%)	(17.6)	(24.1)	(37%)
Total Financial Result	(15.6)	(26.2)	(68%)	(34.8)	(50.1)	(44%)

Total financial results were negative $26.2 million in 4Q25, compared to negative $15.6 million in 4Q24. The quarter’s results reflect the impact of amendments to the Company’s note purchase agreements and outstanding notes, which resulted in a non-cash increase in the principal balance and higher interest expenses under the new terms.

For FY25, total financial results were negative $50.1 million, compared to negative $34.8 million in FY24. The year-over-year increase was mainly driven by higher interest expenses, stemming from higher market interest rates in Argentina and Brazil, as well as the amendments to the outstanding Notes. While foreign exchange differences had a positive effect on other financial results, these benefits were offset by the negative impact from the note amendments recognized in 4Q25.

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Bioceres Crop Solutions

Cash Flow and Balance Sheet Highlights

Table 5: Net Cash Flows Generated by Operating Activities

	4Q24	4Q25	%CHANGE	FY24	FY25	%CHANGE
Cashflow
Net cash flows generated by operating activities	23.3	29.9	28%	41.7	53.0	27%
Net cash flows used in investing activities	(0.3)	(4.0)	(1251%)	(28.7)	(11.6)	60%
Net cash flows from (used in) financing activities	5.3	(24.3)	(556%)	(10.1)	(49.3)	(390%)
Net increase (decrease) in cash and cash equivalents	28.3	1.6	(94%)	2.9	(7.9)	(368%)

Net cash flow from operating activities was $29.9 million in 4Q25, compared to $23.3 million in the same quarter last year. For FY25, net cash flow from operations totaled $53.0 million, up from $41.7 million in FY24, reflecting continued focus on working capital efficiency and cash generation despite a significant decline in profitability. Net cash consumption for both the quarter and the full year was primarily driven by financing activities, mainly reflecting debt repayments.

Table 6: Capitalization and Debt

(In millions of U.S. dollars)	As of June, 30
	2024	2025
Total Debt	259.7	255.5
Cash and Cash Equivalents	(44.5)	(32.7)
Other short-term investments	(11.7)	(1.9)
Debt net of cash, cash equivalents and other short-term investments	203.5	220.8

Total Financial Debt stood at $ 255.5 million on June 30, 2025, slightly lower than the $259.7 million in 4Q24. As mentioned above, the Company entered into amendments to its note purchase agreements and outstanding notes during the fourth quarter. While the aggregate principal amount of the outstanding Notes increased, total debt declined year-over-year and was slightly lower compared to 3Q25, reflecting the repayment of Unsecured Public Bonds and working capital loans in Argentina.

Cash, Cash Equivalents and Other Short-term Investments totaled $34.6 million, resulting in a net financial debt of $220.8 million as of June 30, 2025, compared to $217.4 in the immediately preceding quarter.

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Bioceres Crop Solutions

Fiscal Fourth Quarter and Fiscal Year 2025 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date: Tuesday, September 9, 2025

Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through September 16, 2025, following the conference.

Toll Free Replay Number: 1-866-813-9403

International Replay Number: Click here

Replay ID: 962629

Time: 8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number: 1-833-470-1428
International dial-in numbers: Click here
Conference ID: 832796
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices.

The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

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Bioceres Crop Solutions

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

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Bioceres Crop Solutions

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 7:

4Q25 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	4Q24	4Q25	FY24	FY25
Profit/(loss) for the period	(1.0)	(48.0)	7.3	(55.2)
Income tax	(4.0)	6.8	3.8	1.3
Financial results	15.6	26.2	34.8	50.1
Depreciations & amortizations	6.6	6.4	21.3	23.7
Stock-based compensation charges	2.7	1.0	14.1	4.4
Transaction expenses	0.1	3.0	0.1	4.0
Adjusted EBITDA[1]	19.9	(4.5)	81.4	28.3

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Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income

(Figures in million of U.S. dollars)

	Three-month period ended 06/30/2025	Three-month period ended 06/30/2024	Fiscal Year ended 06/30/2025	Fiscal Year ended 06/30/2024
Revenues from contracts with customers	74.4	124.3	333.3	464.8
Initial recognition and changes in the fair value of biological assets at the point of harvest	0.2	(0.3)	1.8	(0.0)
Cost of sales	(49.3)	(76.6)	(203.4)	(278.2)
Gross profit	25.2	47.4	131.7	186.6
% Gross profit	34%	38%	39%	40%
Operating expenses	(37.8)	(36.9)	(139.5)	(140.9)
Share of profit of JV	0.3	(0.4)	(0.9)	4.0
Change in net realizable value of agricultural products	(1.1)	(0.4)	(1.5)	(2.4)
Other income or expenses, net	(1.5)	0.7	6.6	(1.5)
Operating profit	(14.9)	10.5	(3.7)	45.9
Financial result	(26.2)	(15.6)	(50.1)	(34.8)
Profit/(loss) before income tax	(41.2)	(5.1)	(53.8)	11.1
Income tax	(6.8)	4.0	(1.3)	(3.8)
Profit/(loss) for the period	(48.0)	(1.0)	(55.2)	7.3
Other comprehensive loss	(0.0)	(0.5)	(0.7)	(0.8)
Total comprehensive profit/(loss)	(48.0)	(1.6)	(55.9)	6.5

Profit/(loss) for the period attributable to:
Equity holders of the parent	(44.3)	(0.5)	(51.8)	4.3
Non-controlling interests	(3.7)	(0.6)	(3.4)	3.0
	(48.0)	(1.0)	(55.2)	7.3
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	(44.2)	(0.9)	(52.4)	3.8
Non-controlling interests	(3.8)	(0.7)	(3.5)	2.7
	(48.0)	(1.6)	(55.9)	6.5

Weighted average number of shares
Basic	63.2	62.8	63.2	62.8
Diluted	63.2	63.5	63.2	63.5

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